Exhibit 99.1

February 27, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find enclosed a Press Release and intimation for your records.

For WIPRO LIMITED

M Sanaulla Khan Company Secretary
ENCL: As Above

Alight to acquire Workday and Cornerstone OnDemand Business from Wipro

Wipro and Alight expand relationship

Bangalore, India and Lincolnshire, Illinois, USA - February 27, 2019 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, and Alight Solutions, a leader in technology-enabled health, wealth and Human Capital Management (HCM) solutions, have agreed to expand their relationship by signing a definitive agreement to divest Wipro’s Workday and Cornerstone OnDemand business to Alight for cash consideration of up to USD 110 million, of which USD 100 million would be payable at closing and the balance, USD 10 million, would be a deferred consideration payable at the end of 12 months based on the achievement of performance targets.

Following the closing of the 10-year agreement, previously announced in September 2018, Alight and Wipro continue to explore additional strategic opportunities and possible alignment of portfolios based on their respective strengths.

The divestiture agreement will result in approximately 350 employees in Wipro’s Workday and Cornerstone OnDemand teams moving to Alight. The transaction will expand Alight’s capabilities and resources in HCM and financial solutions with Wipro’s advisory, implementation and integration offerings, strengthening its position as a large implementation partner in the Workday and Cornerstone OnDemand ecosystems.

Wipro will continue with its focus and investment plans for the cloud applications and platforms space including growing and expanding its Salesforce business under the Appirio brand. Wipro will also continue to support Workday’s suite of solutions for application management, testing and integration services for its existing client base.

“We are delighted to expand our strategic relationship and collaboration with Alight. This agreement will enable Wipro to sharpen its focus on key offerings where it has a leadership position in the market. We will continue to make significant investments to grow our cloud applications and platforms business,” said Abidali Z. Neemuchwala, Chief Executive Officer and Executive Director, Wipro Limited.

“This acquisition enhances both the depth and breadth of our HCM solutions, one of Alight’s fastest-growing businesses. We are proud to welcome so many talented employees with specialized skills and expertise to the Alight team,” said Chris Michalak, Chief Executive Officer, Alight Solutions.

In 2016, Wipro acquired the Workday and Cornerstone OnDemand business as part of its Appirio buyout. Wipro’s Workday and Cornerstone OnDemand business has multiple customers across the United States, Europe, Middle East and Africa with a track record of delivering over 500 Workday engagements and around 3,000 Cornerstone OnDemand projects.

The transaction is subject to receipt of regulatory approvals and customary closing conditions and is expected to close during the quarter ending March 31, 2019.

About Alight

As a leading provider of human capital solutions, we help our clients and their people navigate the complexity of health, wealth and HR. We combine data-driven, consumer-centered technology with personalized care and service to deliver a superior customer experience. Our dedicated colleagues across 19 global centers help 22 million people and their 18 million family members simplify work and life, both now and in the future. At Alight, we are reimagining how people and organizations thrive.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 170,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contacts:

MacKenzie Lucas

Alight Solutions

mackenzie.lucas@alight.com

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing
Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1.	Name of the business division being divested through slump sale	Wipro’s Workday & Cornerstone OnDemand Business consisting of business and employees in USA, UK, Ireland, Portugal, India and certain other countries.

2.	Amount and percentage of the turnover or revenue or income and net worth contributed by the business division during the last financial year	Standalone revenues of USD 49.7 mn for FY 17-18 (0.6% of Wipro’s consolidated revenues for FY 17-18). Net worth of the division (Book value) as of 31st March 2018 was INR 5,713 mn (net of cash and debt).

3.	Rationale for the sale of business division	Following the closing of the 10-year agreement, previously announced in September 2018, Alight and Wipro continue to explore additional strategic opportunities and possible alignment of portfolios based on their respective strengths. Post the transaction, Wipro will continue with its focus and investment plans for the cloud applications and platforms space including growing and expanding its Salesforce business under the Appirio brand. Wipro will also continue to support Workday’s suite of solutions for application management, testing and integration services for its existing client base.

4.	Date on which the agreement for sale has been entered into	February 27, 2019

5.	Government & regulatory approval required	Approval under the Hart-Scott-Rodino Antitrust Improvements Act in the United States of America, to be obtained by the buyer

6.	The expected date of completion of sale	The sale is expected to close during the quarter ending March 31, 2019, subject to receipt of requisite regulatory approvals and customary closing conditions.

7.	Consideration to be received from sale	Upto USD 110 million, of which USD 100 million would be payable at closing and the balance USD 10 million would be a deferred consideration payable at the end of 12 months, if certain performance targets are achieved.

8.	Brief details of buyers, including name, size, turnover and area of business, and whether any of the buyers belong to the promoter/ promoter group/group companies. If yes, details thereof

The buyer is Alight Solutions, LLC (Alight) and its group companies. Alight is an Illinois based company having its registered office at Lincolnshire, Illinois 60069, United States.

Alight is a leading provider of Human Capital Solutions with operations spread globally. Alight has revenues of approximately USD 2.4bn for the year ending December 31, 2018 and has approximately 11,000 employees.

The buyer does not belong to the promoter/promoter group.

9.	Whether the transaction would fall within related party transactions?	No

10.	Details of change in shareholding pattern (if any)	Since this is a sale of business, there will be no consequent change in the shareholding pattern of the Company.